U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                               (Amendment No. 3)*

                          Winston Pharmaceuticals, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    975657107
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                                 (CUSIP Number)

                                 Steve D. Rubin
                               4400 Biscayne Blvd.
                              Miami, Florida 33137
                            Telephone: (305) 575-6015
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          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                February 12, 2010
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 975657107                                            Page 2 of 5 Pages

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1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (Entities Only)

      Phillip Frost, M.D.
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) |_|
      (b) |_|
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3.    SEC use only


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4.    Source of Funds (See Instructions)

      N/A
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) |_|

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6.    Citizenship or Place of Origin

      United States
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Number of           7.    Sole Voting Power                     -0-
Shares              ------------------------------------------------------------
Beneficially        8.    Shared Voting Power                   26,574,659 (1)
Owned by            ------------------------------------------------------------
Each Reporting      9.    Sole Dispositive Power                -0-
Person              ------------------------------------------------------------
With                10.   Shared Dispositive Power              26,574,659 (1)
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11.   Aggregate Amount Owned by Each Reporting Person

      26,574,659 (1)
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) |_|

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13.   Percent of Class Represented by Amount in Row (11)

      30.8%
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14.   Type of Reporting Person (See Instructions)

      IN
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(1) Includes 17,794,862 shares of common stock and 8,779,797 warrants to purchase common stock which are held by Frost Gamma Investments Trust of which the reporting person is the trustee.

CUSIP No. 975657107                                            Page 3 of 5 Pages

--------------------------------------------------------------------------------
1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (Entities Only)

      Frost Gamma Investments Trust
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC use only


--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)

      WC
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6.    Citizenship or Place of Origin

      Florida
--------------------------------------------------------------------------------
Number of           7.    Sole Voting Power                     -0-
Shares              ------------------------------------------------------------
Beneficially        8.    Shared Voting Power                   26,574,659 (1)
Owned by            ------------------------------------------------------------
Each Reporting      9.    Sole Dispositive Power                -0-
Person              ------------------------------------------------------------
With                10.   Shared Dispositive Power              26,574,659 (1)
--------------------------------------------------------------------------------
11.   Aggregate Amount Owned by Each Reporting Person

      26,574,659 (1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      30.8%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      OO
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(1) Includes 17,794,862 shares of common stock and 8,779,797 warrants to purchase shares of common stock.

CUSIP No. 975657107                                            Page 4 of 5 Pages

                         AMENDMENT No.3 TO SCHEDULE 13D

            This Amendment No. 3, dated February 22, 2010, to the statement on
Schedule 13D, dated March 21, 2007 (the Original Statement"), which was amended by that certain Amendment No. 1, dated November 13, 2007 (the "First Amendment") and by Amendment No. 2, dated October 6, 2008 (the "Second Amendment"), together referred to herein as the "Statement", filed by the Reporting Persons relates to the common stock, par value $.001 per share, of Winston Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), and amends the Statement as set forth below.

ITEM 1. Security and Issuer.

Item 1 is hereby deleted in its entirety and replaced with the following:

      This Schedule 13D is filed by Phillip Frost, M.D. and Frost Gamma Investments Trust (the "Gamma Trust") (collectively, the "Reporting Persons") with respect to shares of common stock, par value $.001 per share, of Winston Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 100 North Fairway Drive, Suite 134, Vernon Hills, IL 60061.

ITEM 2. Identity and Background.

Item 2 is hereby amended as follows:

      Dr. Frost's principal occupation is Chairman and Chief Executive Officer of Opko Health, Inc. a Delaware corporation

ITEM 4. Purpose of Transaction

Item 4 is hereby amended to include the following:

      On September 24, 2009, each outstanding share of Winston Pharmaceuticals, Inc. (the "Company") Series A Convertible Preferred Stock, par value $.001 per share, and Series B Convertible Preferred Stock, par value $.001 per share, automatically converted into 1,000 fully-paid, non-assessable shares of the Company's common stock, par value $.001 per share ("Common Stock"). In addition, in connection with such conversion, each outstanding warrant to purchase shares of Series A Convertible Preferred Stock automatically converted into the right to acquire 1,000 shares of Common Stock upon the exercise of such warrant, at an exercise price of $0.39 per share of Common Stock.

CUSIP No. 975657107                                            Page 5 of 5 Pages

ITEM 5. Interest in Securities of the Issuer

Item 5 is hereby deleted in its entirety and replaced with the following:

            (a) - (b) Each of the Reporting Persons is the beneficial owner of 26,574,659 shares of Common Stock of the Issuer. Each of the Reporting Persons is the beneficial owner of 30.83% of the Issuer's Common Stock. The percentage of beneficial ownership is based upon 77,408,893 shares of Common Stock outstanding as of November 13, 2009.

            (c) On February 12, 2010, Pharmaceutical Financial Syndicate, LLC ("PFS") executed a letter of intent with Frost Gamma Investments Trust (the Reporting Persons), Subbarao Uppaluri, a director of the Company, Steven D. Rubin, and Jane Hsiao, Ph.D. (collectively, the "Frost Group"), to acquire 100% of the Company's capital stock (the "Acquisition") beneficially owned by all of the members of the Frost Group consisting of an aggregate of 18,399,271 outstanding shares of common stock and warrants to purchase an aggregate of 8,958,975 shares of common stock (collectively, the "Acquired Securities"). Upon completion of the Acquisition PFS would be the beneficial owner of all of the Acquired Securities and the reporting persons would no longer own an interest in the Company.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            See Item 5(c).

ITEM 7. Material to be filed as Exhibits

            Letter of Intent Between Pharmaceutical Financial Syndicate, LLC, Frost Gamma Investments Trust, Subbarao Uppaluri, Steven D. Rubin and Jane Hsiao, Ph.D.

           [The remainder of this page is left blank intentionally.]

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 22, 2010                /s/ Phillip Frost
                                        ---------------------------------------
                                        Phillip Frost, M.D.


                                        FROST GAMMA INVESTMENTS TRUST

Dated: February 22, 2010                By: /s/ Phillip Frost
                                            -----------------------------------
                                            Phillip Frost, M.D., Trustee